UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, our expectations with respect to future performance and anticipated financial impacts. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Registrant’s From 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in the Registrant’s other filings with the SEC. The Registrant cautions that the foregoing list of factors is not exclusive. The Registrant cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Registrant does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2020

Triterras, Inc.

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director, Executive Chairman and Chief Executive Officer

Exhibit No.	Description
99.1	Operating and Financial Review and Prospects of Triterras Fintech Pte. Ltd. for the six months ended August 31, 2020 and 2019.
99.2	Condensed Consolidated Interim Financial Statements of Triterras Fintech Pte. Ltd. for the six months ended August 31, 2020 and 2019.
99.3	Press Release dated September 30, 2020, incorporated by reference to Exhibit 99.1 of Form 8-K filed by Netfin Acquisition Corp. on September 30, 2020 (file number 001-39008).

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